Nevaeh Enterprises Ltd.
25 Jin Hua Street
Chang Chun, Ji Lin
China, 130000

October 10, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To whom it may concern:

In my previous correspondence letter dated October 3, 2007, there was a typographical error made regarding the Company's fax number. The correct fax number to Nevaeh Enterprises Ltd. is 011-8620- 3885 1164.

 The last correspondence letter I have received from the SEC was dated July 27, 2007 relating to the Company's Form SB-2 filing filed on July 19, 2007. If there has been a second set of correspondence sent out in reply to the Company's Form SB/A filed on August 7, 2007, I would like to request that a copy of this correspondence be faxed to the above mentioned fax number for our expedient review and reply.

I understand that receiving mail correspondence from foreign countries in China is not always reliable. I apologize for any inconvenience this may have caused and I will ensure that this incident will not reoccur in the future. I appreciate your efforts and patience.

Once again, I would like to apologize for this situation and hope that our fax number will be able to solve any future issues regarding correspondence directed to the Company.

Regards,

Qi Tang

Nevaeh Enterprises Ltd.